APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

February 13, 2018

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3561

Washington D.C.20549

Re:	Apex Resources Inc.
Post-Effective Amendment to Form S-1 Filed December 14, 2017 File No. 333-207109 Form 10-K for the Fiscal Year Ended June 30, 2017 Filed August 14, 2017 File No. 333-207109

Dear Ms. Ransom,

We appreciate your continued review of our Post-Effective Amendment to Registration Statement on Form S-1. Based upon your comments we have made further changes and provide the following information in response:

Post-Effective Amendment Filed December 14, 2017

General

1.	At this time, a review is open for your annual report on Form 10-K for the fiscal year ended June 30, 2017. We will coordinate any request for acceleration of effectiveness for this post-effective amendment with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

We confirm the understanding.

2.	Please update your post-effective amendment to contain your most recent interim financial statements. In this regard, we note that your most recent Form 10-Q for the period ended September 30, 2017 includes financial statements that should be included in your registration statement. Please also update your post-effective amendment to make conforming changes that are consistent with the inclusion of updated financial statements. For example, the Summary Financial information on Page 7 and the Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 29 should be updated to be consistent with the updated financial statements.

We have update the post-effective amendment to include the most recent financial statements, December 31, 2017. We have also updated to make conforming changes that are consistent with the latest financial statements.

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APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

Financial Statements for the Fiscal Year Ended June 30, 2017

General

3.	We note your response to comment 1. As previously requested, please remove the audit report from Monte C. Waldman, CPA, and the related audited financial statements currently appearing on pages F-1 through F-11 of your filing.

The audit report from Mr. Waldman has been removed.

4.	We note the audit report from Kirtane & Pandit LLP appearing on page F-13. Please have Kirtane & Pandit LLP revise the first sentence of its report to clearly state, if true, that it audited the accompanying balance sheets as of June 30, 2017 and 2016. Please note that the first sentence of this audit opinion is currently silent as to whether Kirtane & Pandit LLP audited the balance sheet as of June 30, 2016. Refer to Rule 2-02(a) of Regulation S-X. Please apply this comment to the disclosures in your Form 10-K for the year ended June 30, 2017 and make conforming changes.

The audit report from Kirtane & Pandit has been revised.

Exhibit 5.1

5.	We note your response to comment 2, but it does not appear to be responsive to our comment. In this regard, the legal opinion attached to your post-effective amendment is dated October 26, 2017, and continues to refer to both a Regulation A offering and a registration statement filed on Form S-1. Your post-effective amendment amends your registration statement filed on Form S-1, and your legal opinion should reference only the Form S-1 registration statement. In this regard, please provide a revised legal opinion with respect to the securities registered on your Form S-1, and remove all references to a Regulation A offering.

The attorney has provided a new opinion.

Exhibit 23.3

6.	We note that the consent of Kirtane & Pandit LLP, filed as Exhibit 23.3 to the post-effective amendment, is dated December 4, 2017, but the report referenced by the consent is dated December 5, 2017. In this regard, the consent date cannot be earlier than the audit report date. Please amend to provide an updated consent from your independent accountant.

The auditor has provided a new consent.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations for the next 12 months, page 18

7.	Please refer to the table at the top of page 19. In it, you indicate that in the next 12 months you will engage in activities expected to cost $34,700 to expand your business operations. You also indicate in the table that these activities will be funded with net proceeds from your offering of $34,700. This disclosure appears inconsistent with your audited statement of cash flows for the year ended June 30, 2017, which indicates that you had spent most of the proceeds raised from your offering prior to June 30, 2017 and that only $2,756 of cash remained at June 30, 2017 to fund activities in the following 12 months. We note that you continue to make a similar disclosure in your September 30, 2017 Form 10-Q indicating that you will engage in activities costing $34,700 in the next 12 months and they will be funded with proceeds from your offering. Please revise both your Form 10-K and subsequent Form 10-Q to clearly indicate that you have already spent the proceeds raised from your offering and to remove the table indicating you will fund $34,700 of costs in the next 12 months with proceeds from your offering.

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APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

The Plan of Operations in the post-effective amendment has been updated. Amendments to the 10-K for June 30, 2017 and the 10-Q for September 30, 2017 have been filed with the updated information.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

8.	We note the audit report states the Company’s internal control over financial reporting was audited as of June 30, 2017 and your external auditor expressed an unqualified opinion on the Company’s internal control over financial reporting. This appears to be inconsistent with the Item 9A disclosures you made on page 33 which state that management’s report on internal control over financial reporting was not subject to attestation by your auditor. Please have your external auditor revise their audit report or correct your Item 9A disclosure, as necessary. Please apply this comment to your post-effective amendment filed December 14, 2017, and make conforming changes to your disclosures.

Item 9A has been revised in both the post-effective amendment and the 10-K for June 30, 2017.

Statements of Changes in Stockholders’ Equity, page 24

9.	Please revise the statements of changes in shareholders’ equity to comply with Rule 8-02 of Regulation S-X. Specifically, please comply with the following:

Please revise your presentation of shares issued for cash during the year ended June 30, 2017 to disclose, if true, that the shares were issued in November 2016. You currently disclose that the shares were issue on June 15, 2015.

The disclosure has been corrected to November 2016.

Please revise the balances presented on the last row of your statements of changes in shareholders’ equity to disclose, if true, that these balances are as of June 30, 2017. You appear to have mislabeled the last row as balances as of June 30, 2016.

The last row has been corrected to June 30, 2017.

Please apply this comment to your post-effective amendment filed December 14, 2017, and make conforming changes to your disclosures.

The conforming changes have been made to the post-effective amendment and the 10-K for June 30, 2017.

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APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

Notes to the Audited Financial Statements

Note 3: Going Concern, page 29

10.	Please revise your disclosure to include a statement that there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Refer to ASC 205-40-50-13. Similarly, revise your notes to the interim financial statements and update the disclosure, as appropriate, in accordance with ASC 205-40-50-14.

The Going Concern disclosure has been updated in the Notes to the Financial Statements in the post-effective amendment, 10-K for June 30, 2017 and the 10-Q for September 30, 2017.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer

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